January 14, 2011

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4631

Mail Stop 7010

RE:	Virtus Investment Partners, Inc.

Form 10-K for the Year Ended December 31, 2009 filed March 8, 2010

Definitive Proxy Statement on Schedule 14A filed on April 6, 2010

File No. 1-10994

Dear Mr. O’Brien:

This letter is being submitted by Virtus Investment Partners, Inc. (the “Company”) in response to your letter dated December 23, 2010 regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2009 and Definitive Proxy Statement on Schedule 14A filed on April 6, 2010.

Form 10-K for the year ended December 31, 2009

Management’s Discussion and Analysis, page 25

Results of Operations, page 30

1.	We note you refer extensively to “average assets under management” in explaining the changes from year to year for investment management fees, distribution and services fees, etc. As average assets under management appear to be a key component in providing a complete analysis of your revenues, including investment management fees, distribution and service fees, administration and transfer agent fees, as well as your operating expenses, please quantify this measure for each period presented in future filings, as you have done in your press releases.

Response: We acknowledge the Staff’s comment and confirm that the Company will quantify and disclose its average assets under management for each period presented in future filings. The Company will disclose its average assets under management within Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations in the Company’s existing Assets Under Management by Product tabular disclosure. The revised tabular disclosure will appear as follows:

Mr. Terence O’Brien

United States Securities and Exchange Commission

January 14, 2011

Assets Under Management by Product

The following table presents our assets under management by product for the periods indicated:

	As of December 31,
	2010		2009	2008
($ in billions)
Retail assets
Mutual fund assets
Money market open-end funds	$	XX	$3.9	$4.7
Long-term open-end funds		XX	8.9	6.7
Closed-end funds		XX	4.3	4.0

Total mutual fund assets		XX	17.1	15.4

Separately managed accounts
Intermediary sponsored programs		XX	1.6	1.4
Private client accounts		XX	1.9	1.6

Total managed account assets		XX	3.5	3.0

Total retail assets		XX	20.6	18.4

Institutional assets
Institutional accounts		XX	3.9	3.4
Structured finance products		XX	0.9	0.8

Total institutional assets		XX	4.8	4.2

Total	$	XX	$25.4	$22.6

Average Assets Under Management	$	XX	$23.2	$32.1

Item 15 - Exhibits Financial Statement Schedules, Page 51

Exhibit 10.19

2.	It appears that you have not filed the schedules and exhibits to the Credit Agreement dated September 1, 2009. Please file the complete copy of this agreement with your next periodic report and ensure that in the future you file all material agreements in complete form. Refer to Item 601(b)(10) of Regulation S-K.

Response: We acknowledge the Staff’s comment and the Company will file the Credit Agreement inclusive of its schedules and exhibits as an exhibit to its Annual Report on Form 10-K for the year ended December 31, 2010, the Company’s next period report. Additionally, the Company will also file as an exhibit in its Annual Report on Form 10-K for the year ended December 31, 2010, the Guarantee Agreement and Security Agreement dated September 1, 2009 inclusive of its schedules and exhibits which were

Mr. Terence O’Brien

United States Securities and Exchange Commission

January 14, 2011

filed as exhibits 10.20 and 10.21, respectively, in the Company’s Form 10-K for the year ended December 31, 2009 which did not include the related exhibits or schedules in that filing.

Signatures, page 55

3.	Please have your future filings also signed by the principal financial officer, and the principal accounting officer or controller. See General Instruction D(2)(a) of Form 10-K.

Response: In accordance with General Instruction D(2)(a) of Form 10-K, the Company’s future filings will also be signed by its principal financial officer, and its principal accounting officer, who is the same individual as the Chief Financial Officer.

Definitive Proxy Statement on Schedule 14A filed on April 6, 2010

Executive Compensation, page 33

Base Salary and Incentive Pay, page 36

Base Salary, page 36

4.	We note that the base salary for Mr. Aylward increased by over $75,000; however, there is no discussion of how the five general factors noted in your disclosure translated into Mr. Aylward’s receiving such increase in salary. Supplementally, please advise us on this issue and to the extent applicable, please revise your future filings accordingly.

Response: The Company became a public company in 2009 at which time Mr. Aylward became the Company’s President and Chief Executive officer (“CEO”). The general factors used to set the compensation for the CEO were disclosed in the 2009 Proxy Statement. The changes were completed by The Phoenix Companies (“PNX”), the former parent company of Virtus, prior to the spin-off.

Following are excerpts from the 2009 Proxy which was filed on April 10, 2009, pages 28 and 29, which address Mr. Aylward’s compensation and the factors driving the increase in compensation levels:

From page 28: “Prior to the spin-off, Mr. Aylward’s compensation package consisted of an annual base salary of $350,000, an annual incentive target of $490,000 (set at 140% of annual base salary) and a long-term incentive target of $490,000 (set at 140% of annual base salary). PNX initially used the 25th percentile of the McLagan compensation survey results as more representative of and a proxy for the 50th percentile because Mr. Aylward was then still relatively new in his role.”

From page 29: “The total target direct compensation of Mr. Aylward was increased by PNX, effective as of the spin-off date, by $470,000 based on a review of market comparables of asset management companies, at target total direct compensation at approximately the 50th percentile of the McLagan market survey data, taking into consideration the size of the firm, Mr. Aylward’s experience and the pay mix of asset management firms. This increase consisted of a $75,000 increase in base annual salary to $425,000, a $360,000 increase to his annual incentive target opportunity to $850,000 and a $35,000 increase to his long-term incentive target opportunity to $525,000.”

In future filings as applicable, the Company will discuss in our CD&A the reasons underlying any material salary adjustments for our CEO or other NEOs.

Annual Incentive Plan, page 36

5.	Your CD&A disclosure should provide the investors with insight and a clear understanding of how the compensation committee established the performance goals, how performance of each named executive was measured, what the actual performance results were, and ultimately how the named executives were compensated. Your disclosure does not discuss specific levels of performance and target achievement, and does not provide an analysis of how the compensation committee made its decisions regarding the annual incentive compensation paid to the named executive officers in 2009. With a view toward future disclosure:

Mr. Terence O’Brien

United States Securities and Exchange Commission

January 14, 2011

•

Please clarify the nature of the departmental performance goals that plan participants were to be awarded for. Clarify whether any of the NEO compensation was based upon achievement of the departmental goals. We assume that the performance goals listed in items (i) through (iii) on page 37 were company goals referred to in the bullet point at the end of page 36;

Response: The annual incentive award for each NEO was determined based upon the achievement of the pre-established Company performance factors listed in items (i) through (iii) on page 37 of the Proxy Statement. The Annual Incentive Plan permits the usage of departmental factors and results, however no departmental factors were used in the determination of the annual incentive award payments for any NEOs. For fiscal year 2009, based on actual results against the pre-established Company performance goals, the annual incentive plan funded at 60% of target level as discussed on page 37 of the 2010 Proxy Statement, based on achievement of the Company performance factors. Each NEO received 60% of his or her target annual incentive participation rate.

In future filings the Company will provide disclosure to the specific factors used in the determination of the annual incentive program and, if specific departmental factors are considered by the Committee for any NEO under the plan, disclosure will be included.

•

In the third full paragraph on page 37, please clarify for us what the amounts, expressed as percentages, are percentages of. For example, you state that executives could earn between 50% and 200% of their annual incentive award goal, but do not explain what the annual incentive award goal was. Similarly, you refer to pre-established criteria set at 50%, 100% and 200% levels, but it is not clear what the percentage actually refers to;

Response: The amounts expressed in the third paragraph on page 37 are percentages of the NEOs “Target” payout which are used to set the “Threshold” and “Maximum” payout parameters. NEOs are able to earn 50% (Threshold) to 200% (Maximum) of their Target annual incentive award goal. For performance above Threshold but below Maximum, incentive payments are adjusted ratably.

The Target annual incentive award goal is an established dollar amount which varies by each NEO. The “Target” goal (as well as the corresponding “Threshold” (50%) and “Maximum” (200%) goal) for each NEO is included under the Non-Equity Incentive Plan Awards section in the tabular disclosure on page 45 of 2010 Proxy Statement

In the CD&A of future proxy filings, the Company will provide clear disclosure as to what the opportunity percentage payouts relate to.

•

For each named executive officer please disclose his or her annual incentive award goal for 2009, and provide the actual target percentages of their award amounts, not just a range of percentages. If these amounts are calculated as a percentage of a named executive officer’s base salary, please disclose the percentage of the bonus amount for each named executive officer at each of the threshold, target and maximum levels. Based on your tabular disclosure on page 45, it appears that the range of these percentages varies significantly among the named executive officers (for example, we note that the incentive award amount for Mr. Aylward appears to range from 100% to 400% of his base salary, and for Mrs. Waltman from 45% to 180% of her base salary). Please ensure to discuss any material differences in compensation policies with respect to individual named executive officers;

Response: Each of the Company’s NEO’s annual incentive target goal amount and long term incentive target goal amount is disclosed in the tabular disclosure on page 45 of the 2010 Proxy Statement. The actual award amounts for the year are disclosed in the two tabular disclosures on page 43 representing the actual annual and long-term incentives earned during the year. The Company believes the majority of senior executive compensation should be at risk and as a result come from incentive pay. To ensure the Company is competitive in both attracting and retaining our executives, the Committee reviews compensation and pay mix against compensation survey data (see “The Use of Market Data” below).

The target mix between annual and long-term incentives was designed and approved by the Compensation Committee to support the Company’s annual and long-term strategic plans. This mix was balanced to motivate both the achievement of annual goals and long-term strategic planning. Annual incentive awards are not expressed or calculated as a percentage of base salary. Threshold, Target and Maximum levels for each NEO are provided in the tabular disclosure on page 45 of the 2010 Proxy Statement.

Mr. Terence O’Brien

United States Securities and Exchange Commission

January 14, 2011

The Use of Market Data: As industry survey data is useful and appropriate in establishing competitive compensation levels, management obtains and summarizes third party compensation survey data, as a market reference, by correlating our executives against survey data based on what we determine to be positions and responsibilities of similar size and scope. In looking at market-comparable levels of compensation, we generally target approximately the 50th percentile of total direct compensation for specific roles. We use the total direct compensation element as our primary competitive positioning. The use of market data and compensation consultants in determining executive pay is further discussed on pages 34 and 35 of the of the 2010 Proxy Statement.

In future filings the Company will provide annual and long term incentive plan disclosure in the CD&A section of the Proxy as well as provide specific reference to the tabular disclosures of the Proxy that contain the actual, Threshold, Target and Maximum levels of payout.

•

With respect to financial targets that are non-GAAP measures (such as gross inflows or net flows as used in the Long-Term Incentive Plan disclosure), please briefly disclose how these numbers are calculated from your audited financial statements (see Instruction 5 of Item 402(b) of Regulation S-K);

Response: For purposes of Regulation S-K Item 10(e) and Regulation G part 244, “non- GAAP financial measures” refer to numerical measures of a registrant’s financial performance, financial position or cash flows that either (i) exclude amounts, or is subject to adjustments that have the effect of excluding amounts, that are included in the most directly comparable financial measure calculated and presented in accordance with GAAP in the financial statement of a registrant, or (ii) include amounts, or is subject to adjustments that have the effect of including amounts, that are excluded from the most directly comparable measures so calculated and presented in accordance with GAAP. The term “non-GAAP financial measure” excludes: (i) operating and other statistical measures; and (ii) ratios or statistical measures calculated using exclusively one or both of: (A) financial measures calculated in accordance with GAAP; and (B) operating measures or other measures that are not non-GAAP financial measures.

For the Company’s Annual Incentive Plan we have included in the Company’s CD&A, in accordance with Instruction 5 of Item 402(b) of Regulation S-K, a description of how “Adjusted EBITDA” was calculated from the Company’s financial statements and how “Operating Income as adjusted” is calculated in a consistent manner.

The performance measures “Gross Inflows” and “Net Flows” are Company operating measures used under the Company’s Annual Incentive Plan or Long Term Incentive Plan, and represent a key element related to changes in our assets under management and does not constitute a non-GAAP financial measure that can be derived from the Company’s financial statements.

The investment performance of “Assets Under Management”, which is one of the performance measures under both the Annual Incentive Plan and Long-Term Incentive Plan, is based on relative investment performance of assets under management at a specified point in time and does not constitute a non-GAAP financial measure since it is a company operating measure.

In future proxy filings, we will include to the extent applicable the above referenced explanations of those terms for the purpose of improved clarity.

Long-term Incentive Plan, page 38

6.	To the extent applicable, please address the comments raised with respect to the annual incentive plan in this section of the filing. For example, please tell us, and in future filings disclose what each named executive officer’s long-term incentive award goals for year 2009 were, the threshold, target and maximum levels of each performance target, as well as the actual level of target achievement.

Response: The Company acknowledges the Staff’s comment and notes that all of the Company’s responses to question 5 also included applicable responses for the Company’s Long-term Incentive Plan. Each of the NEOs long-term incentive award goals for year 2009 as well as the Threshold, Target and Maximum payout levels are disclosed in the tabular disclosure on page 45 of the 2010 Proxy Statement, which the Company will clarify in the CD&A in future filings. Actual LTIP awards are disclosed in the supplemental tabular disclosure found on page 43 of the 2010 Proxy Statement in the column “Actual LTIP Awards.” The actual level of targeted achievement for the 2009 Long-term incentive award was 79.8% of the target award amount which is disclosed on page 38 of the 2010 Proxy Statement.

Mr. Terence O’Brien

United States Securities and Exchange Commission

January 14, 2011

Accordingly, in the CD&A of future proxy filings, the Company will clarify as referenced above, the description of the Long-term Incentive program as to the Threshold, Target and Maximum potential payout levels, as well as the actual level of achievement.

7.	In future filings please enhance the disclosure regarding the fiscal 2009 equity grants to disclose in more detail the factors the compensation committee considered in determining the specific levels of this component of your compensation program, and the reasons behind the compensation committee’s decisions to grant the long-term equity awards in the form of restricted stock awards. See Item 402(b)(iii) of Regulation S-K. In addition, please discuss how the compensation committee determined the actual number of restricted stock awarded to each named executive officer.

Response: The 2009 equity grants to the NEOs are disclosed (and described) in the supplemental table on page 43 of the 2010 Proxy Statement. The determination of executive variable pay levels, and as they relate to the 2009 Long-term Incentive Plan equity grant, were determined through the use of market data as described above in response to comment 5, bullet 3.

The Committee believes, as disclosed in the CD&A on page 38 of the 2010 Proxy Statement, that an equity-based LTIP award creates an alignment between executives and shareholders, makes it more likely to produce share price appreciation over the long-term, and provides the NEO with ownership of Company stock to encourage the executive to share in the same long-term investment risks as our shareholders based on our performance. Restricted stock awards were selected as the long-term incentive award vehicle that would best drive these considerations. RSUs, rather than stock options, would provide our executives with readily valued securities. RSUs have a readily available value at the time of issuance that would both align the equity interests of our executives with the interests of our shareholders as well as provide executives with the same long-term investment risks as our shareholders.

The number of RSUs granted under the Long-term Incentive Plan was calculated by determining the dollar amount of each participant’s Long-term Incentive Plan actual earned award, divided by the share price of Virtus common shares on the date of the determination of the Long-term Incentive plan earned date.

In addition to the 2009 LTIP award as described above, immediately following the spin-off from PNX, as disclosed on page 39 of the 2010 Proxy Statement, the Compensation Committee considered a one-time equity grant to key individuals. The Committee considered the importance of immediately aligning equity interests of Company executives with the interests of shareholders, with the added incentive to profitably grow our business over the long-term, and to provide the executives the opportunity to participate with our shareholders in the appreciation in value of our newly-public company. The one-time equity grant was allocated 40% in stock options and 60% in restricted stock units. No similar equity grants were made in 2010.

In future filings the Company will provide disclosure outlining the long-term incentive plan equity grants. Also, in the event that the Compensation Committee determines to make an annual or special equity grant to NEOs outside of LTIP, we will disclose the specific factors the Committee considered in determining specific levels for any such equity grant.

If you would like further clarification on any of the foregoing responses or have any additional comments, please contact me at (860) 263-4710. In connection with responding to your comments, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Michael A. Angerthal
Michael A. Angerthal
Chief Financial Officer